UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Schedule TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
LAMAR ADVERTISING COMPANY
(Name of Subject Company (Issuer) and Filing Person (as Offeror))
2 7/8% CONVERTIBLE NOTES DUE 2010 – SERIES B
(Title of Class of Securities)
512815AH4
(CUSIP Number of Class of Securities)
Kevin P. Reilly, Jr.
President
Lamar Advertising Company
5551 Corporate Boulevard
Baton Rouge, Louisiana 70808
(225) 926-1000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
with copies to:

Stacie Aarestad, Esq.	Daniel J. Zubkoff, Esq.
Edwards Angell Palmer & Dodge LLP	Cahill Gordon & Reindel LLP
111 Huntington Avenue At Prudential Center	80 Pine Street
Boston, Massachusetts 02199-7613	New York, New York 10005
(617) 239-0100	(212) 701-3000
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

$264,232,280	$14,745
(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of $287,209,000 aggregate principal amount of the issuer’s 2 7/8% Convertible Notes due 2010 – Series B at the tender offer price of $920 per $1,000 principal amount of such notes.

(2)	The amount of the filing fee was calculated at a rate of $55.80 per $1,000,000 of transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $14,745
Form or Registration No.: Schedule TO
Filing Party: Lamar Advertising Company
Date Filed: March 23, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
          This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 23, 2009 (as amended, the “Schedule TO”), relating to the offer (the “Offer”) by Lamar Advertising Company, a Delaware corporation (the “Company”), to purchase for cash any and all of its (i) 2 7/8% Convertible Notes due 2010 – Series B (the “Notes”), upon the terms and conditions set forth in the Offer to Purchase, dated March 23, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO.
          The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1.
          You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.
Items 1, 4, 6 and 7.
Items 1, 4, 6 and 7 of the Schedule TO are hereby amended and supplemented to include the following:
          “On March 27, 2009, Lamar Media Corp. (“Lamar Media”) completed an institutional private placement (the “Notes Offering”) of $350 million aggregate principal amount ($314,926,500 gross proceeds) of 9 3/4% Senior Notes due 2014 (the “Senior Notes”). The institutional private placement resulted in net proceeds to Lamar Media of approximately $306.5 million. The Senior Notes were sold within the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States only to non-U.S. persons in reliance on Regulation S under the Securities Act.
          Lamar Media ultimately intends to distribute the proceeds of the Notes Offering, after the payment of fees and expenses, to the Company in order to enable the Company to repurchase some or all of the Notes (pursuant to a tender offer, one or more open market transactions or individually negotiated transactions) or to fund repayment of the Notes at maturity. The net proceeds from the Notes Offering in excess of the amount ultimately required to fund this repurchase by the Company will be used for general corporate purposes. Pending application of these amounts as provided above, Lamar Media currently expects to temporarily reduce outstanding amounts under the revolving portion of its senior credit facility and maintain any excess amount as cash on hand. The timing of any distribution of the proceeds of the Notes Offering to the Company may depend, in part, upon the ability of the Company to obtain acceptable terms for any such tender offer, open market transactions or individually negotiated transactions. At such time as any amount of the Notes are repaid or repurchased, Lamar Media’s outstanding subordinated mirror loan owing to the Company will be reduced by at least the amount paid by the Company to repurchase or repay the Notes.
          The Senior Notes mature on April 1, 2014 and bear interest at a rate of 9 3/4% per annum, which is payable semi-annually on April 1 and October 1 of each year, beginning October 1, 2009. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The terms of the indenture relating to the Senior Notes (the “Indenture”), among other things, limit Lamar Media’s and its restricted subsidiaries’ ability to (i) incur additional debt and issue preferred stock; (ii) make certain distributions, investments and other restricted payments; (iii) create certain liens; (iv) enter into transactions with affiliates; (v) have the restricted subsidiaries make payments to Lamar Media; (vi) merge, consolidate or sell substantially all of Lamar Media’s or the restricted subsidiaries’ assets; and (vii) sell assets. These covenants are subject to a number of exceptions and qualifications.
          Lamar Media may redeem up to 35% of the aggregate principal amount of the Senior Notes, at any time and from time to time, at a price equal to 109.75% of the aggregate principal amount so redeemed, plus accrued and unpaid interest thereon (including additional interest, if any), with the net cash proceeds of certain public equity offerings completed before April 1, 2012. At any time prior to April 1, 2014, Lamar Media may redeem some or all of the Senior Notes at a price equal to 100% of the principal amount plus a make-whole premium. In addition, if the Company or Lamar Media undergoes a change of control, Lamar Media may be required to make an offer to purchase each holder’s Senior Notes at a price equal to 101% of the principal amount of the Senior Notes, plus accrued and unpaid interest (including additional interest, if any), up to but not including the repurchase date.
          The Indenture provides that each of the following is an event of default (“Event of Default”): (a) default in payment of any principal of, or premium, if any, on the Senior Notes; (b) default for 30 days in payment of any interest on the Senior Notes; (c) default by Lamar Media or any Guarantor (as defined in the Indenture) in the observance or performance of any other covenant in the Senior Notes or the Indenture for 45 days after written notice from the Trustee or the holders of not less than 25% in aggregate principal amount of the Senior Notes then outstanding; (d) default or defaults under one or more agreements, instruments, mortgages, bonds, debentures or other evidences of Indebtedness under which Lamar Media or any Restricted Subsidiary (as defined in the Indenture) of Lamar Media then has outstanding Indebtedness (as defined in the Indenture) in excess of $20 million, individually or in the aggregate, and either (i) such Indebtedness is already due and payable in full or (ii) such default or defaults have resulted in the acceleration of the maturity of such Indebtedness; (e) any final judgment or judgments which can no longer be appealed for the payment of money in excess of $20 million (not covered by insurance) shall be rendered against Lamar Media or any Restricted Subsidiary and shall not be discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect; and (f) certain events involving bankruptcy, insolvency or reorganization of Lamar Media or any Restricted Subsidiary.
          If any Event of Default arising under a clause other than clause (f) above occurs, then the Trustee or the holders of 25% in aggregate principal amount of the Senior Notes may declare to be immediately due and payable the entire principal amount of all the Senior Notes then outstanding plus accrued and unpaid interest to the date of acceleration, and such amounts shall become immediately due and payable.
          On March 27, 2009, in connection with the issuance of the Senior Notes, Lamar Media and its subsidiary guarantors entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with J.P. Morgan Securities Inc. for itself and as representative for Banc of America Securities LLC, BNP Paribas Securities Corp., BNY Mellon Capital Markets, LLC, Calyon Securities (USA) Inc., Greenwich Capital Markets, Inc., RBC Capital Markets Corporation and Wachovia Capital Markets, LLC (each individually, an “Initial Purchaser” and collectively, the “Initial Purchasers”). Pursuant to the terms of the Registration Rights Agreement, Lamar Media and its subsidiary guarantors agreed to file and cause to become effective a registration statement covering an offer to exchange the Senior Notes for a new issue of identical exchange notes registered under the Securities Act and to complete the exchange offer on or prior to the date 190 days following March 27, 2009 (the “Target Registration Date”). Under certain circumstances, Lamar Media may be required to provide a shelf registration statement to cover resales of the Senior Notes. If the exchange offer is not completed (or, if required, the shelf registration statement is not declared effective) on or before the Target Registration Date, then the annual interest rate borne by the Senior Notes will be increased (i) 0.25% per annum for the first 90-day period immediately following the Target Registration Date and (ii) an additional 0.25% per annum with respect to each subsequent 90-day period, in each case until the exchange offer is completed or, if required, the shelf registration statement is declared effective, up to a maximum of 1.00% per annum of additional interest.
          The Indenture is filed with this Amendment No. 1 as Exhibit (b)(2).”
Item 2. Subject Company Information.
Item 2(b) is hereby amended to change the aggregate principal amount of Notes outstanding to “$287,200,000.”
Item 12. Exhibits.
          Item 12 is hereby amended, supplemented and restated in its entirety to read as follows:

(a)(1)(i)	Offer to Purchase dated March 23, 2009.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

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(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release dated March 23, 2009.*

(b)(1)	Purchase Agreement, dated as of March 20, 2009, by and among Lamar Media Corp. and the initial purchasers named therein, relating to Lamar Media Corp.’s 9 3/4% Senior Notes due 2014.*

(b)(2)	Indenture, dated as of March 27, 2009, between Lamar Media, the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee relating to Lamar Media’s 9 3/4% Senior Notes due 2014. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on March 27, 2009, and incorporated herein by reference.

(d)(1)	Lamar 1996 Equity Incentive Plan, as amended, as adopted by the Board of Directors on February 23, 2006. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on February 28, 2006, and incorporated herein by reference.

(d)(2)	Form of Stock Option Agreement under the 1996 Equity Incentive Plan, as amended. Previously filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 0-30242) filed on March 10, 2005, and incorporated herein by reference.

(d)(3)	Form of Restricted Stock Agreement. Previously filed as Exhibit 10.16 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 0-30242) filed on March 15, 2006, and incorporated herein by reference.

(d)(4)	Form of Restricted Stock Agreement for Non-Employee directors. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on May 30, 2007 and incorporated herein by reference.

(d)(5)	2000 Employee Stock Purchase Plan. Previously filed as Exhibit 10(b) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 0-30242) filed on March 1, 2007, and incorporated herein by reference.

(d)(6)	Lamar Advertising Company Non-Management Director Compensation Plan. Previously filed on the Company’s Current Report on Form 8-K (File No. 0-30242) filed on May 30, 2007 and incorporated herein by reference.

(d)(7)	Summary of Compensatory Arrangements, dated March 4, 2009. Previously filed on the Company’s Current Report on Form 8-K (File No. 0-30242) filed on March 6, 2009 and incorporated herein by reference.

(d)(8)	Indenture, dated as of June 16, 2003, between the Company and The Bank of New York Trust Company, N.A., successor to Wachovia Bank of Delaware, National Association, as Trustee. Previously filed as Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (File No. 0-30242) filed on August 13, 2003, and incorporated herein by reference.

(d)(9)	First Supplemental Indenture to the Indenture dated as of June 16, 2003 between the Company and The Bank of New York Trust Company, N.A., as Trustee, dated as of June 16, 2003. Previously filed as Exhibit 4.5 to the Company’s Quarterly Report on Form 10-Q for the period

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ended June 30, 2003 (File No. 0-30242) filed on August 13, 2003 and incorporated herein by reference.

(d)(10)	Second Supplemental Indenture to the Indenture dated as of June 16, 2003 between the Company and The Bank of New York Trust Company, N.A., as Trustee, dated as of July 3, 2007. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on July 9, 2007 and incorporated herein by reference.

(g)	None.

(h)	None.

*	Previously filed.

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2009	LAMAR ADVERTISING COMPANY

	By:	/s/ Keith A. Istre

Keith A. Istre
Treasurer and Chief Financial Officer

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(i)	Offer to Purchase dated March 23, 2009.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release dated March 23, 2009.*

(b)(1)	Purchase Agreement, dated as of March 20, 2009, by and among Lamar Media Corp. and the initial purchasers named therein, relating to Lamar Media Corp.’s 9 3/4% Senior Notes due 2014.*

(b)(2)	Indenture, dated as of March 27, 2009, between Lamar Media, the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee relating to Lamar Media’s 9 3/4% Senior Notes due 2014. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on March 27, 2009, and incorporated herein by reference.

(d)(1)	Lamar 1996 Equity Incentive Plan, as amended, as adopted by the Board of Directors on February 23, 2006. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on February 28, 2006, and incorporated herein by reference.

(d)(2)	Form of Stock Option Agreement under the 1996 Equity Incentive Plan, as amended. Previously filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 0-30242) filed on March 10, 2005, and incorporated herein by reference.

(d)(3)	Form of Restricted Stock Agreement. Previously filed as Exhibit 10.16 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 0-30242) filed on March 15, 2006, and incorporated herein by reference.

(d)(4)	Form of Restricted Stock Agreement for Non-Employee directors. Previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on May 30, 2007 and incorporated herein by reference.

(d)(5)	2000 Employee Stock Purchase Plan. Previously filed as Exhibit 10(b) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 0-30242) filed on March 1, 2007, and incorporated herein by reference.

(d)(6)	Lamar Advertising Company Non-Management Director Compensation Plan. Previously filed on the Company’s Current Report on Form 8-K (File No. 0-30242) filed on May 30, 2007 and incorporated herein by reference.

(d)(7)	Summary of Compensatory Arrangements, dated March 4, 2009. Previously filed on the Company’s Current Report on Form 8-K (File No. 0-30242) filed on March 6, 2009 and incorporated herein by reference.

(d)(8)	Indenture, dated as of June 16, 2003, between the Company and The Bank of New York Trust Company, N.A., successor to Wachovia Bank of Delaware, National Association, as Trustee.

Exhibit
No.	Description

Previously filed as Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (File No. 0-30242) filed on August 13, 2003, and incorporated herein by reference.

(d)(9)	First Supplemental Indenture to the Indenture dated as of June 16, 2003 between the Company and The Bank of New York Trust Company, N.A., as Trustee, dated as of June 16, 2003. Previously filed as Exhibit 4.5 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (File No. 0-30242) filed on August 13, 2003 and incorporated herein by reference.

(d)(10)	Second Supplemental Indenture to the Indenture dated as of June 16, 2003 between the Company and The Bank of New York Trust Company, N.A., as Trustee, dated as of July 3, 2007. Previously filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 0-30242) filed on July 9, 2007 and incorporated herein by reference.

(g)	None.

(h)	None.

*	Previously filed.